U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

Tantech Holdings Ltd

c/o Zhejiang Tantech Bamboo Technology Co., Ltd

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On February 9, 2017, Tantech Holdings Ltd (the “Registrant”) entered into a Convertible Note Agreement with ARC Capital Ltd. to secure a loan for $2,000,000, which loan can be converted into the Company’s ordinary shares after six months following the effective date, at a conversion price which is 85% of the 15 trading day average closing price of the Company’s ordinary shares prior to the date of Tantech receiving Notice of Conversion by Note Holder. The conversion price shall, under no circumstances, be lower than the average closing price of the 10 trading days prior to the date of signing of this Agreement.The term of the loan is one year and the interest rate is 7% per annum payable at the maturity date, which rate can be increased to 10% per annum subject to the agreement stated. A copy of the Agreement is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Title: Chief Executive Officer

Dated: February 10, 2017

Exhibit Index

99.1.     Convertible Note Agreement dated February 9, 2017.